SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549



                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000
                          -----------------

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE
        ACT OF 1934
         For the transition period from __________ to __________

                        Commission file number 0-17156
                                               -------

A. Full title of the plan and address of the plan, if different from that of the issuer named below: Merisel, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Merisel, Inc. 200 Continental Blvd., El Segundo, California 90245

 Merisel, Inc.
 401(k) Retirement Savings Plan

 Financial Statements as of and for the
 Years Ended December 31, 2000 and 1999, Supplemental Schedules for the Year Ended December 31, 2000, and
 Independent Auditors' Report

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                 1


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of December
   31, 2000 and 1999                                                         2

   Statements of Changes in Net Assets Available for Plan Benefits for the
     Years Ended December 31, 2000 and 1999                                  3

   Notes to Financial Statements                                            4-7


SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held for Investment Purposes as of December 31, 2000   8

   Schedule of Reportable Transactions for the Year Ended December 31, 2000  9

INDEPENDENT AUDITORS' REPORT


Merisel, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 2000, and (2) reportable transactions for the year ended December 31, 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





May 30, 2001




MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
----------------------------------------------------------------------------------------------------------------------------


                                                                                          2000               1999
ASSETS:
   Investments (Notes 3):
     Participant directed                                                                 $14,789,811        $18,690,302
     Nonparticipant directed (Note 4)                                                         291,799          1,020,032
     Participant loans                                                                        396,704            636,697
                                                                                   ------------------- ------------------

        Total investments                                                                  15,478,314         20,347,031

Accounts receivable - employer and employee contribution                                      127,647          1,403,162
                                                                                   ------------------- ------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                    $15,605,961        $21,750,193
                                                                                   =================== ==================


See accompanying notes to financial statements.













MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
----------------------------------------------------------------------------------------------------------------------------


                                                                                          2000                 1999

ADDITIONS TO NET ASSETS:
   Investment (loss) income (Notes 3):
     Net (depreciation) appreciation in fair value of investments                         $(4,167,870)           $2,061,182
     Interest income                                                                          136,072               111,891
                                                                                   -------------------- --------------------

       Total investment (loss) income                                                      (4,031,798)            2,173,073
                                                                                   -------------------- --------------------

   Contributions:
     Employee                                                                               3,045,081             4,015,924
     Employer                                                                                 922,682             1,252,524
     Rollover                                                                                  96,728               292,872
                                                                                   -------------------- --------------------

       Total contributions                                                                  4,064,491             5,561,320
                                                                                   -------------------- --------------------

       Total additions                                                                         32,693             7,734,393
                                                                                   -------------------- --------------------

DEDUCTIONS TO NET ASSETS:
   Benefit paid to participants                                                             6,005,411             1,296,441
   Contract administrator fees                                                                171,514                57,085
                                                                                   -------------------- --------------------

       Total deductions                                                                     6,176,925             1,353,526
                                                                                   -------------------- --------------------

(DECREASE) INCREASE IN NET ASSETS                                                          (6,144,232)            6,380,867

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   BEGINNING OF YEAR                                                                       21,750,193            15,369,326
                                                                                   -------------------- --------------------

   END OF YEAR                                                                            $15,605,961           $21,750,193
                                                                                   ==================== ====================


See accompanying notes to financial statements.


MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      General - The Merisel, Inc. 401(k) Retirement Savings Plan (the "Plan") is a qualified defined contribution plan established to provide retirement benefits to Merisel, Inc. (the "Company" or the "Plan Sponsor") employees. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      Risk and Uncertainties - In 2000, the Plan Sponsor incurred a net loss of $96 million, increasing its accumulated deficit to $275 million. Effective December 2000, the Plan Sponsor announced its decision to wind down the U.S. distribution business, excluding software licensing. The Company has developed an operating plan for 2001, which, if successfully implemented, will provide sufficient cash flow to support its operations throughout 2001. If the Company is unable to successfully implement its business plan, it could have a material impact on the Company's ability to continue as a going concern. By virtue of the Company being the Plan Sponsor, such a material impact could also impact the Plan's ability to continue as a going concern.

      Contributions, Participant Accounts, and Vesting - Under provisions of the Plan, all full-time employees of the Company who have completed 30 days of service and are at least 21 years of age are eligible to participate in the Plan. Total annual participant contributions are limited to the lesser of $10,500 or 15 percent of the participant's pretax annual compensation. Participants may also make rollover contributions from other qualified plans. The amount of the Company matching contributions is determined by the Board of Directors.

      Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. Participant contributions are invested in any of ten available investment funds or Company common stock, as directed by the participant. Company contributions are invested as directed by the Company. Plan earnings are allocated to participants based upon participant account balances. Forfeitures of terminated participants' nonvested accounts are used to reduce future Company expenses, which included $5,606 and $9,309 as of December 31, 2000 and 1999, respectively.

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of continuous service. A participant is fully vested after four years of credited service.

      Payments of Benefits - A participant's plan benefits will be distributed at retirement, death, disability, or termination of employment. The participant or beneficiary may elect to receive such benefits in an annuity or lump-sum payment. Benefit payments to participants are recorded upon distribution, and therefore amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid are included in plan assets.

      Termination - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, participants would become 100 percent vested in their employer contributions.

      Tax Status - The Internal Revenue Service ("IRS") has determined and informed the Company by letter that the Plan is qualified under Section 401 of the Internal Revenue Code ("IRC") and therefore is not subject to tax under present income tax law. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      Management believes that the Plan is designed and currently being operated within the applicable requirements of the IRC.

      Administrative Expenses - Administrative expenses are allocated to plan participants on a pro rata basis based on individual account values.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. The term of participant loans may not exceed five years, except where the proceeds of the loan are used to purchase the principal residence of the participant. The loans bear interest at the rate of two percent above the prime rate as published in the Wall Street Journal on the day the loan is made.

      Related Party Transactions - Certain plan investments are shares of funds managed by CIGNA Retirement & Investment Services. CIGNA Retirement & Investment Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $171,514 for the year ended December 31, 2000 and $57,085 for the year ended December 31, 1999. Also, the Plan invests in common stock of the plan sponsor (see Note 4).

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from estimates.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies and the Company stock are valued at quoted market prices. Investments in pooled separate accounts are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company. Investments in the CIGNA Guaranteed Income Fund are non-fully benefit responsive guaranteed investment contracts, which are recorded at fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

3.    INVESTMENT INFORMATION BY FUND

      The following presents investments that represent five percent or more of the Plan's net assets:

                                                                                         December 31,
                                                                         ----------------------------------------------
                                                                                 2000                     1999

        CIGNA Guaranteed Income Fund                                             $ 2,414,321              $2,638,322
        CIGNA Large Company Stock Index Fund                                       2,231,717               3,179,810
        Fidelity Advisor Growth Opportunities Fund                                 2,100,854               3,379,777
        Fidelity Advisor Equity Growth Account                                     4,091,725               5,408,428
        CIGNA Lifetime 20 Fund                                                       855,555                 943,685
        CIGNA Lifetime 30 Fund                                                       866,472               1,179,606
        Janus Worldwide Fund                                                       1,268,578                 632,509

      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,168,388 as follows:

                                                                                         December 31,
                                                                         ----------------------------------------------
                                                                                 2000                     1999

        Investment funds                                                       $ (1,751,152)             $ 2,765,085
        Common stock                                                             (2,417,236)                (703,678)
                                                                         ----------------------    --------------------

                                                                               $ (4,168,388)             $ 2,061,407
                                                                         ======================    ====================


NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                         December 31,
                                                                         ----------------------------------------------
                                                                                 2000                     1999
        Net assets -
            Merisel, Inc. common stock                                             $ 291,799              $1,020,032
                                                                         ======================    ====================


                                                                                          Year Ended
                                                                                         December 31,
                                                                         ----------------------------------------------
                                                                                 2000                     1999
        Increase (decrease) in net assets:
          Contributions                                                           $2,233,265             $1,170,787
          Net depreciation                                                        (2,417,236)              (703,678)
          Benefits paid to participants                                             (311,299)              (163,184)
          Fund transfers                                                             (86,728)                21,755
          Contract administrator fees                                               (141,082)               (40,475)
          Other                                                                       (5,153)               (10,682)
                                                                         ----------------------    --------------------
                                                                                   $(728,233)              $274,523
                                                                         ======================    ====================

5.    GUARANTEED INVESTMENT CONTRACTS

      The Plan participates in contracts with Connecticut General Life Insurance Company via investments in the CIGNA Guaranteed Income Fund. Connecticut General Life Insurance Company commingles the assets of the CIGNA Guaranteed Income Fund with other assets. The contracts are non-fully benefit responsive, with average yields of 5.5 percent and 5.45 percent, with interest rates of 5.5 percent and 5.45 percent for 2000 and 1999, respectively, and estimated fair values of $2,414,321 at December 31, 2000 and $2,638,322 at December 31, 1999.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                            December 31,
                                                                               ----------------------------------------
                                                                                      2000                 1999

      Net assets available for benefits per the financial statements                 $15,605,961         $21,750,193
      Accounts receivable - employer and employee contribution                          (127,647)         (1,403,162)
                                                                               -------------------   ------------------

      Net assets available for benefits per the Form 5500                            $15,478,314         $20,347,031
                                                                               ===================   ==================








MERISEL, INC.
401 (k) RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------


 (a)                (b)                                    (c)                             (d)               (e)
                                               Description of Investment,
            Identity of Issue,                  Including Maturity Date,
            Borrower, Lessor or                 Interest Rate, Collateral                                   Fair
               Similar Party                    and Par or Maturity Value                 Cost              Value

  *   Connecticut General Life
        Insurance Company             Cash Transaction Account (GST)                             $127              $127
  *   Connecticut General Life
        Insurance Company             CIGNA Guaranteed Income Fund                          2,414,321         2,414,321
  *   Connecticut General Life        CIGNA Large Company Stock Index
        Insurance Company               Fund                                                1,763,871         2,231,717
  *   Connecticut General Life        Fidelity Advisor Growth Opportunities
        Insurance Company               Fund                                                1,888,259         2,100,854
  *   Connecticut General Life
        Insurance Company             Fidelity Advisor Equity Growth Account                2,864,555         4,091,725
  *   Connecticut General Life
        Insurance Company             CIGNA Lifetime 20 Fund                                  685,971           855,555
  *   Connecticut General Life
        Insurance Company             CIGNA Lifetime 30 Fund                                  654,499           866,472
  *   Connecticut General Life
        Insurance Company             CIGNA Lifetime 40 Fund                                  469,052           619,445
  *   Connecticut General Life
        Insurance Company             CIGNA Lifetime 50 Fund                                  225,211           306,354
  *   Merisel, Inc.                   Merisel, Inc. common stock                            2,972,287           291,799
  *   Connecticut General Life
        Insurance Company             Janus Worldwide Fund                                  1,458,215         1,268,578
  *   Connecticut General Life        CIGNA Foreign Stock
        Insurance Company               Bank of Ireland Asset Management                       36,085            34,663
  *   Participant loans               Loans to participants, maturities up
                                        to 10 years, 9.5%-11% interest                              -           396,704

* Indicates an identified person known to be a party-in-interest.






MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------------------------------------------------------


       (a)                (b)                (c)               (d)              (g)                (h)                (i)
    Identity                                                                                  Current Value           Net
    of Party          Description         Purchases          Selling            Cost          on Transaction         Gain
    Involved           of Asset             Price             Price           of Asset             Date             (Loss)
    --------           --------             -----             -----           --------             ----             ------

Merisel, Inc.     Common stock                $1,948,851   Not applicable       $1,948,851           $1,948,851       $ -
Merisel, Inc.     Common stock            Not applicable         $283,145          816,846              283,145       (533,701)




                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 30, 2001           Merisel, Inc. 401(k) Retirement Savings Plan
                               --------------------------------------------
                               (Name of plan)


                               By:/s/Timothy N. Jenson
                               --------------------------------------------
                                  Timothy N. Jenson
                                  CEO and President